SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ExpressJet Holdings, Inc.

(Name of issuer)

Common Stock, par value $0.01 per share

(Title of class of securities)

30218U306

(CUSIP number)

February 17, 2010

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1)	Names of reporting persons: I.R.S. Identification Nos. of Above Persons (entities only): United Air Lines, Inc. 36-2675206
2)	Check the appropriate box if a member of a group (see instructions) (a) N/A (b) N/A
3)	SEC use only
4)	Citizenship of place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(5) Sole voting power: 2,700,000
(6) Shared voting power: None
(7) Sole dispositive power: 2,700,000
(8) Shared dispositive power: None
9)	Aggregate amount beneficially owned by each reporting person: 2,700,000
10)	Check if the aggregate amount in Row (9) excludes certain shares (see Instructions): N/A
11)	Percent of class represented by amount in Row 9: 14.72%[1]
12)	Type of reporting person (see instruction): CO

[1]

This percentage is based on the number of outstanding shares of common stock of the Issuer being equal to 15,647,005 shares of common stock of the Issuer outstanding on November 13, 2009, as reported in the Issuer’s Form 10-Q filed November 16, 2009, plus the maximum number of shares issuable under the warrant discussed in Item 4(a).

1)	Names of reporting persons: I.R.S. Identification Nos. of Above Persons (entities only): UAL Corporation 36-2675207
2)	Check the appropriate box if a member of a group (see instructions) (a) N/A (b) N/A
3)	SEC use only
4)	Citizenship of place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(5) Sole voting power: 2,700,000
(6) Shared voting power: None
(7) Sole dispositive power: 2,700,000
(8) Shared dispositive power: None
9)	Aggregate amount beneficially owned by each reporting person: 2,700,000
10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions): N/A
11)	Percent of class represented by amount in Row 9: 14.72%[2]
12)	Type of reporting person (see instruction): CO

[2]

This percentage is based on the number of outstanding shares of common stock of the Issuer being equal to 15,647,005 shares of common stock of the Issuer outstanding on November 13, 2009, as reported in the Issuer’s Form 10-Q filed November 16, 2009, plus the maximum number of shares issuable under the warrant discussed in Item 4(a).

Item 1	(a):	Name of Issuer:

ExpressJet Holdings, Inc.

Item 1	(b):	Address of Issuer’s Principal Executive Offices:

700 North Sam Houston Parkway West, Suite 200 Houston, Texas 77067

Item 2	(a):	Name of Persons Filing:

United Air Lines, Inc.

UAL Corporation

Item 2	(b):	Address of Principal Business Office or, if none, Residence:

77 W. Wacker Drive, Chicago, IL

Item 2	(c):	Citizenship:

Both United Air Lines, Inc. and UAL Corporation are Delaware companies.

Item 2	(d):	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2	(e):	CUSIP Number:

30218U306

Item 3:	Not Applicable

Item 4	(a):	Amount Beneficially Owned:

United Air Lines, Inc. owns a warrant to purchase 2,700,000 shares of common stock of the Issuer. As a result, the shares of the Issuer are beneficially owned directly by United Air Lines, Inc., which is a wholly owned subsidiary of UAL Corporation. UAL Corporation owns no shares of the Issuer’s common stock directly. Until the warrant is exercised, in whole or in part, neither United Air Lines, Inc. nor UAL Corporation has the right to vote any of the Issuer’s shares underlying the warrant.

Item 4	(b):	Percent of Class:

14.72%

Item 4	(c):	Number of Shares as to Which Such Person Has:

(i) Sole power to vote or direct the vote:

2,700,000

(ii) Shared power to vote or direct the vote:

None

(iii) Sole power to dispose or direct the disposition of:

2,700,000

(iv) Shared power to dispose or direct the disposition of:

None

Item 5:	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6:	Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

N/A

Item 8:	Identification and Classification of Members of the Group:

N/A

Item 9:	Notice of Dissolution of Group:

N/A

Item 10:	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2010	UAL Corporation
United Air Lines, Inc.

	By:	/s/ Kathryn A. Mikells
	Name:	Kathryn A. Mikells
	Title:	Executive Vice President and
Chief Executive Officer

EXHIBIT 99.1

AGREEMENT REGARDING JOINT FILING UNDER RULE 13D-1(K) OF THE

EXCHANGE ACT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agrees to the filing on behalf of each of a Statement on Schedule 13G, and all amendments thereto, with respect to the shares of common stock of EXPRESSJET HOLDINGS, INC.

Date: February 17, 2010	UAL Corporation
United Air Lines, Inc.

	By:	/s/ Kathryn A. Mikells
	Name:	Kathryn A. Mikells
	Title:	Executive Vice President and
Chief Executive Officer